Exhibit 99.1

GasLog Ltd. Announces Agreement to Purchase
an Additional Three LNG Carriers from BG Group

MONACO — April 10, 2014 — Following the announcement today in a separate press release that GasLog Ltd. (“GasLog”) (NYSE:GLOG) has successfully completed the acquisition of three ships from Methane Services Ltd. (“MSL”), an affiliate of BG Group, GasLog is pleased to announce that it has agreed to acquire an additional three LNG carriers from MSL and to charter those ships back to MSL for six-year initial terms on average. The time charters back to MSL for the vessels will be staggered with terms of 5.5 years, 6 years and 6.5 years, similar to the vessels acquired from MSL today, so that the vessels do not redeliver at the same time. MSL will also have options to extend the term of the time charters for two of the ships for a period of either three or five years at its election.

The vessels to be acquired from MSL are 2007 built sister ships of the three vessels acquired today. GasLog supervised the construction of all six sister ships and has provided technical management for the ships since delivery.

The aggregate cost to GasLog for the three ships party to the transaction announced today is expected to be approximately $468 million.

Each LNG carrier to be acquired is modern, steam powered and has a capacity of 145,000 cubic meters. The Company estimates that upon their acquisition, these ships will represent approximately $425 million of incremental contracted revenue over their initial charter terms and add over $50.0 million per annum to GasLog’s EBITDA1.  For the year ended December 31, 2013, the Company had consolidated revenues of $157.2 million and consolidated profit of $56.9 million.

Paul Wogan, CEO of GasLog, commented “We are very pleased to be doing a second transaction with BG Group to acquire three more on-the-water vessels in addition to the three vessel acquisition that we completed today. The transaction supports our strategy of consolidating the LNG carrier market by acquiring high quality assets. The ships will be chartered back to an affiliate of BG Group, thus increasing our backlog of contracted revenue to almost $3 billion. This strengthens our underlying business and provides a very strong base from which to continue to expand our fleet in the future. We expect the transaction to be accretive to our earnings and support increased dividend capacity. This transaction also further strengthens our long-standing relationship with BG Group.”

The closing of the transaction is subject to the satisfaction of certain conditions, including the completion of definitive documentation and necessary financing. GasLog expects the transaction to close in the third quarter 2014.

In connection with the transaction, GasLog has obtained commitments from Citibank, N.A., London Branch, for a $325.5 million credit facility and a bridge loan facility. Although GasLog has obtained the bridge loan facility to maximize transactional certainty, it may pursue one or more alternative capital-raising transactions to fund a portion of the vessel purchase price, in which case it would not expect to borrow under the bridge loan facility.

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1  EBITDA, which represents earnings before interest income and expense, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA.

Poten Capital Services (UK) advised GasLog on this transaction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s current fleet consists of 18 wholly owned LNG carriers, including eleven ships in operation and seven LNG carriers on order, and GasLog has nine LNG carriers operating under its technical management for third parties. Following completion of this additional acquisition from MSL, GasLog’s fleet will increase to 21 wholly owned LNG carriers and GasLog will have six LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to complete the formation of a proposed master limited partnership; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.  A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5120

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5117

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com

EXHIBIT I
Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. This non-GAAP financial measure excludes some, but not all, items that affect profit, and this measure may vary among companies. This non-GAAP financial measure may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Estimated EBITDA for the three LNG carriers being purchased by GasLog for the first twelve months of operation is based on the following assumptions:

● Closing of the acquisition around the end of the second quarter of 2014 and timely receipt of charter hire specified in the charter contracts;
● Utilization of 363 days, no drydocking;
● Vessel operating and supervision costs and charter commissions per current internal estimates; and
● General and administrative expenses per current internal estimates.

GasLog considers the above assumptions to be reasonable as of the date of this release, but if these assumptions prove to be incorrect, actual EBITDA for the vessels could differ materially from the Company’s estimates.